SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                         9th MARCH 2007

                                 SkyePharma PLC

                      SKYEPHARMA TO PRESENT AT COWEN & CO.
                        27th ANNUAL HEALTHCARE CONFERENCE

LONDON, UK, 9 March 2007-- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces today that the Company's Chief Operating Officer, Dr Ken Cunningham, will make a presentation at the  Cowen & Co. 27th Annual Healthcare Conference in  Boston,
USA.  Dr Cunningham will deliver his presentation on Tuesday 13 March 2007 at
4.45 p.m. (ET).

For further information please contact:

SkyePharma PLC                                            +44 207 491 1777

Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer
Peter Grant, Finance Director

Buchanan Communications                                   +44 207 466 5000

Tim Anderson / Mark Court / Rebecca Skye Dietrich

The Trout Group                                           + 1 617 583 1308

Seth Lewis

About SkyePharma PLC

Using its proprietary drug delivery technologies, SkyePharma develops new formulations of known molecules to provide a clinical advantage and life-cycle extension. The Company has nine approved products in the areas of oral, inhalation and topical delivery that are marketed throughout the world by leading pharmaceutical companies. For more information, visit

www.skyepharma.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   March 09, 2007